                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                            AXSYS Technologies, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   054615 10 9
                                   -----------
                                 (CUSIP Number)

                                  March 9, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
/ / Rule 13d-1(b)
/X/ Rule 13d-(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 0546151009
          ----------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  John W. Gildea

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                     a. / /
                                     b. /X/

3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                           5        Sole Voting Power
  Number of                              270,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   270,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person
                           270,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                             / /

11       Percent of Class Represented By Amount in Row 9

                           6.6%

12       Type of Reporting Person (See Instructions)

                  IN

                                  SCHEDULE 13G

CUSIP No. 0546151009
          ----------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Network Fund III, Ltd.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  / /
                                               b.  /X/

3        SEC Use Only

4        Citizenship or Place of Organization

                  Cayman Islands

                           5        Sole Voting Power
  Number of                                 245,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   245,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           245,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                             / /

11       Percent of Class Represented By Amount in Row 9

                           6.0%

12       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13G

CUSIP No. 0546151009
          ----------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Network IV LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  / /
                                               b.  /X/

3        SEC Use Only

4        Citizenship or Place of Organization

                  Cayman Islands

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                             / /

11       Percent of Class Represented By Amount in Row 9

                           00%

12       Type of Reporting Person (See Instructions)

                  CO

Item 1.

     (a) Name of Issuer

            AXSYS Technologies, Inc.

     (b) Address of Issuer's Principal Executive Offices

            645 Madison Avenue
            New York, New York 10022

Item 2.

     (a) Name of Persons Filing

            John W. Gildea
            Network Fund III, Ltd.
            Network IV LLC (See note to Item 2(a))

     Note to Item 2(a): In February 1998, Network IV LLC was merged with and into Network Fund III, Ltd. with Network Fund III, Ltd. being the surviving company, resulting in the transfer to Network Fund III, Ltd. of beneficial ownership of the 22,000 shares of Common Stock of AXSYS Technologies, Inc. then owned by Newtork IV LLC and as reported in Amendment No. 1 to the Schedule 13D filed on behalf of each of Network IV LLC, Network Fund III, Ltd. and John W. Gildea with the Securities and Exchange Commission on January 7, 1998. This
Schedule 13G represents the final reporting on behalf of Network IV LLC with respect to AXSYS Technologies, Inc.

     (b) Address of Principal Business Office or, if none, Residence

            John W. Gildea
            115 East Putnam Avenue
            Greenwich, Connecticut 06830

            Network Fund III, Ltd.
            Network IV LLC (See note to Item 2(a))
            P.O. Box 219
            Butterfield House
            Grand Cayman, Cayman Islands  B.W.I.

     (c) Citizenship

            John W. Gildea - United States
            Network Fund III, Ltd. - Cayman Islands
            Network IV LLC - Cayman Islands (See note to Item 2(a))

     (d) Title of Class of Securities

            Common Stock, par value $.01 per share

     (e) CUSIP Number

            054615 10 9

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or ss. 240.13d-2(b) or (c), check whether the person filing is a:

     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

     (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) / / An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

     (f) / / An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

     (g) / / A parent holding company or control person in accordance with ss. 240.13d-1(b)(ii)(G);

     (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / / Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to ss. 240.13d-1(c), check this box.
                                                                             /X/

Item 4.   Ownership (at March 9, 1998)

     (a) Amount Beneficially Owned (See note to Item 4(a)).

          John W. Gildea - 270,000
          Network Fund III, Ltd. - 245,000
          Network IV LLC - 0 (See note to Item 2(a))

Note to
Item 4(a): The 270,000 shares of Common Stock owned by John W. Gildea includes the 245,000 shares of Common Stock owned by Network Fund III, Ltd.

     (b) Percent of Class

          John W. Gildea - 6.6%
          Network Fund III, Ltd. - 6.0%
          Network IV LLC - 0% (See note to Item 2(a))

     (c) Number of shares as to which such person has:

            i)     sole power to vote or to direct the vote
                   John W. Gildea - 270,000
                   Network Fund III, Ltd. - 245,000
                   Network IV LLC - 0 (See note to Item 2(a))

            ii)    shared power to vote or to direct the vote

                   John W. Gildea - 0
                   Network Fund III, Ltd. - 0
                   Neetwork IV LLC (See note to Item 2(a))

            iii)   sole power to dispose or to direct the disposition of

                   John W. Gildea - 270,000
                   Network Fund III, Ltd. - 245,000
                   Network IV LLC - 0 (See note to Item 2(a))

            iv)    shared power to dispose or to direct the disposition of

                   John W. Gildea - 0
                   Network Fund III, Ltd. - 0
                   Netwrok IV LLC - 0 (See note to Item 2(a))

Item 5.     Ownership of Five Percent or Less of a Class

                   Not applicable.  See Note to Item 2(a).

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Mr. John W. Gildea is the Chairman of the Board of Directors, Chief Executive Officer, President, a director and sole stockholder of Gildea Management Company, a Delaware corporation ("GMC"), which corporation has the power to dispose of the 270,000 shares of Common Stock beneficially owned by Network Fund III, Ltd. (the "Network Shares"), by virtue of an Investment Advisory Agreement, dated February 26, 1996, between GMC and Network Fund III, Ltd. As a result, Mr. Gildea may be deemed to beneficially own the Network Shares. Mr. Gildea also owns 25,000 shares of Common Stock in his individual capacity.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               March 9, 1998
                                               --------------------------
                                                         Date

                                               /s/John W. Gildea
                                               --------------------------
                                                  John W. Gildea

                                               NETWORK FUND III, LTD.

                                               By: GILDEA MANAGEMENT COMPANY
                                                   Investment Advisor

                                               By: /s/John W. Gildea
                                                   ----------------------
                                               Name: John W. Gildea
                                               Title: President

                                               NETWORK IV LLC

                                               By: GILDEA MANAGEMENT COMPANY
                                                   Investment Advisor

                                               By: /s/John W. Gildea
                                                  -----------------------
                                               Name: John W. Gildea
                                               Title: President